Filed Pursuant to General Instruction II.L. of Form F-10

File Number 333-278466

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 16, 2024

PRELIMINARY PROSPECTUS SUPPLEMENT

, 2024

(To Prospectus Dated April 2, 2024)

US$

Canadian National Railway Company
US$    % Notes due 20

Interest on the      % Notes due 20      (the “Offered Notes”) offered under this prospectus supplement is payable semi-annually on      and      of each year, commencing on      , 2025. The Offered Notes are redeemable, in whole or in part, at the option of Canadian National Railway Company at any time and from time to time, upon not less than 15 nor more than 60 days’ notice, at the applicable redemption price and subject to the conditions set forth herein. See “Description of Offered Notes – Optional Redemption”.

The Offered Notes will be senior unsecured, general obligations of the Company and will rank equally with all of the Company’s existing and future senior unsecured indebtedness. The Offered Notes will not have the benefit of any guarantees and will be structurally subordinated to obligations of the Company’s subsidiaries. See “Description of Offered Notes – General”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of all the provinces and territories of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the Offered Notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is a Canadian corporation, that a majority of its officers and directors are residents of Canada, that some of the underwriters or experts named in the registration statement are residents of Canada and that a substantial portion of the assets of the Company and said persons may be located outside the United States.

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any U.S. state securities regulator nor has the SEC or any U.S. state securities regulator passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Per Offered Note	Total
Public offering price(1)%	US$
Underwriting commissions %	US$
Proceeds to the Company (before expenses)(1)%	US$

(1)	Plus accrued interest, if any, from , 2024, if settlement occurs after that date.

The underwriters are offering the Offered Notes subject to various conditions. See “Underwriting”. The underwriters expect to deliver the Offered Notes to purchasers in book-entry form only through the facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank N.V./S.A. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”), on or about               , 2024.

There is no established trading market through which the Offered Notes may be sold and investors may not be able to resell the Offered Notes purchased under this prospectus supplement and the accompanying prospectus. This may affect the pricing of the Offered Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

In connection with the offering of the Offered Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Notes. Such transactions, if commenced, may be discontinued at any time. See “Underwriting”. Each of the underwriters is an affiliate of a bank which is a member of a syndicate of financial institutions that has made available to the Company credit facility arrangements. In addition, the Company has entered into bilateral letter of credit facility agreements with a number of banks which are affiliates of certain of the underwriters and is a party to an account receivables securitization program with a bank affiliated with an underwriter. Accordingly, under applicable Canadian securities laws, the Company may be considered a “connected issuer” of such underwriters within the meaning of National Instrument 33-105 – Underwriting Conflicts. See “Underwriting”.

An investment in the Offered Notes is subject to certain risks that should be carefully considered by prospective investors before purchasing the Offered Notes. See “Risk Factors” in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus.

Joint Book-Running Managers
BNP PARIBAS	J.P. Morgan	Wells Fargo Securities

We have not, and the underwriters have not, authorized anyone to provide you with any information other than that contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus we file with the SEC. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer of the Offered Notes in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any related free writing prospectus we file with the SEC is accurate as of any date other than the date hereof, thereof or the date of such incorporated information. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Notes and also adds to and updates certain information contained in the accompanying short form base shelf prospectus and the documents incorporated by reference therein. The second part is the accompanying short form base shelf prospectus dated April 2, 2024, which gives more general information, some of which may not apply to the Offered Notes we are offering pursuant to this prospectus supplement. The accompanying short form base shelf prospectus is referred to as the “accompanying prospectus” in this prospectus supplement.

If the description of the Offered Notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

In this prospectus supplement, unless the context otherwise indicates, the “Company”, “CN”, “we”, “us” and “our” each refer to Canadian National Railway Company and its subsidiaries. All dollar amounts referred to in this prospectus supplement are in Canadian dollars unless otherwise specifically expressed.

Documents Incorporated by Reference

The following documents, filed with the securities commission or other similar authority in each of the provinces and territories of Canada, are incorporated by reference in, and form an integral part of, this prospectus supplement and the accompanying prospectus (except that any description of our credit ratings in any of the following documents shall not be incorporated by reference into this prospectus supplement or the accompanying prospectus):

(1)	the Annual Information Form of the Company dated January 31, 2024 for the year ended December 31, 2023 (the “AIF”);

(2)	the Company’s audited consolidated financial statements as at and for the years ended December 31, 2023 and 2022 and the notes related thereto, together with the Reports of Independent Registered Public Accounting Firm thereon and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023;

(3)	the Company’s Management’s Discussion and Analysis related to the year ended December 31, 2023 (the “2023 MD&A”);

(4)	the Company’s unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2024 and the notes related thereto (the “Q2 2024 Interim Financial Statements”);

(5)	the Company’s Management’s Discussion and Analysis related to the three and six months ended June 30, 2024; and

(6)	the Company’s management information circular dated March 4, 2024 prepared in connection with the Company’s annual meeting of shareholders held on April 26, 2024.

Any document of the type referred to in the preceding paragraph or required to be incorporated by reference herein pursuant to National Instrument 44-101 – Short-Form Prospectus Distributions (excluding confidential material change reports, if any) filed by the Company with securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this prospectus supplement and prior to the termination of the offering under this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus (except for any description of our credit ratings in any such documents).

Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained in this prospectus supplement or the accompanying prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montréal, Quebec, H3B 2M9 (telephone: (514) 399-7091), and are also available electronically at www.sedarplus.com.

Use of Proceeds

The net proceeds to the Company from the sale of the Offered Notes will be approximately US$  million after deducting the underwriting commissions and other expenses related to the offering. The Company plans to use such net proceeds for general corporate purposes, which may include the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

Consolidated Capitalization

The following table, presented in millions of Canadian dollars, sets forth the consolidated capitalization of the Company as at June 30, 2024 and as adjusted at June 30, 2024 to give effect to the issuance of the Offered Notes.

The data under the column “As at June 30, 2024” in the table below is derived from, and should be read in conjunction with, the Q2 2024 Interim Financial Statements, prepared in accordance with United States generally accepted accounting principles and incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As at June 30, 2024	As adjusted as at June 30, 2024
Current portion of long-term debt	$2,410	$2,410
Operating lease liabilities included within Accounts payable and other	125	125
Long-term debt	18,100	18,100
Operating lease liabilities	248	248
Offered Notes (1)	-
Total debt	20,883
Shareholders’ equity
Common shares	3,484	3,484
Common shares in Share Trusts	(129)	(129)
Additional paid-in capital	364	364
Accumulated other comprehensive loss	(2,064)	(2,064)
Retained earnings	17,749	17,749
Total shareholders’ equity	19,404	19,404
Total capitalization	$40,287

(1) Converted into Canadian dollars using the following exchange rate: US$1.00 = $ as at , 2024

Earnings Coverage Ratios

The following earnings coverage ratios are calculated for the twelve-month periods ended December 31, 2023 and June 30, 2024 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof since the beginning of such twelve-month periods, respectively, and the issuance of the Offered Notes, as if these transactions had occurred on the first day of such twelve-month periods, respectively.

The Company’s interest expense requirements would have amounted to approximately $           million and $           million for each of the twelve-month periods ended December 31, 2023 and June 30, 2024, respectively. The Company’s earnings before interest expense and income taxes for the twelve-month periods ended December 31, 2023 and June 30, 2024, would have been approximately $           million and $           million, respectively, which is           times and           times the Company’s interest expense requirements for the applicable period.

Description of Offered Notes

The description of the Offered Notes in this prospectus supplement supplements the description of the Company’s securities contained in the accompanying prospectus. If the descriptions contained in these documents are inconsistent, the description contained in this prospectus supplement controls. Capitalized terms used but not defined herein have the meanings given to them in the accompanying prospectus.

Unless otherwise indicated, references to “CN”, the “Company”, or “we” in this “Description of Offered Notes” are to Canadian National Railway Company but not to any of its subsidiaries.

General

The Offered Notes will be issued in fully registered form in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof under an indenture dated as of June 1, 1998 (as amended and supplemented from time to time the “U.S. Indenture”) between the Company and The Bank of New York Mellon, as trustee (the “U.S. Trustee”). The aggregate principal amount of the Offered Notes will be initially limited to US$      . The U.S. Indenture does not limit the amount of debt securities that may be issued by the Company. The Offered Notes will be senior unsecured, general obligations of the Company and will rank equally with all of the Company’s existing and future senior unsecured debt.

The Company conducts a substantial portion of its operations through its subsidiaries. Claims of creditors of the Company’s subsidiaries generally have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of the Company, including holders of the Offered Notes. The Offered Notes therefore are structurally subordinated to creditors of the Company’s subsidiaries. The Offered Notes are also effectively subordinated to any liabilities of the Company that are secured by any of the Company’s assets to the extent of the value of the assets securing those liabilities, including, without limitation, those under finance leases.

The Company and its subsidiaries may incur additional obligations in the future.

The Offered Notes will mature on       , 20   and are subject to earlier optional redemption as described under “—Optional Redemption” below. The Offered Notes are not entitled to the benefit of any sinking fund.

Transfers of the Offered Notes are registrable and principal is payable at the corporate trust office of the U.S. Trustee at 240 Greenwich Street, Floor 7E, New York, New York 10286, United States, Attention: Global Trust Services. The Offered Notes will initially be issued in global form. See “—Global Securities” below.

Interest on the Offered Notes

Interest will accrue on the principal amount of the Offered Notes at the annual rate of           %, from and including           , 2024 to, but excluding, the date on which the principal amount is paid in full. Interest accrued on the Offered Notes will be payable semi-annually in arrears on           and           of each year, commencing on           , 2025 (each an “interest payment date”), in each case to the holder of record of such Offered Notes at the close of business on the            or            immediately preceding such interest payment date. Interest on the Offered Notes will be computed on the basis of a 360-day year of twelve 30-day months.

If any interest, principal or other payment to be made in respect of the Offered Notes would otherwise be due on a day that is not a business day, payment may be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any delay), with the same effect as if payment were made on the due date. The term “business day” in respect of the Offered Notes means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City are authorized or obligated by law to close.

Optional Redemption

Prior to the Par Call Date (as defined below), the Company may redeem the Offered Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Offered Notes are scheduled to mature on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus the Basis Points (as defined below) less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Offered Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the Offered Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Offered Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Basis Points” means           basis points.

“Par Call Date” means            (the date that is           months prior to the maturity date of the Offered Notes).

“Treasury Rate” means, with respect to any redemption date with respect to the Offered Notes, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Company’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 15 days but not more than 60 days before the redemption date to each holder of Offered Notes to be redeemed.

In the case of a partial redemption, selection of Offered Notes for redemption will be made by lot or by such other method as is consistent with the procedures of the U.S. Trustee. No Offered Notes of a principal amount of US$2,000 or less will be redeemed in part. If any Offered Note is to be redeemed in part only, the notice of redemption that relates to such Offered Note will state the portion of the principal amount of the Offered Note to be redeemed. A new Offered Note in a principal amount equal to the unredeemed portion of the Offered Note will be issued in the name of the holder of the Offered Note upon surrender for cancellation of the original Offered Note. For so long as the Offered Notes are held by The Depository Trust Company (or another depositary), the redemption of Offered Notes shall be done in accordance with the policies and procedures of the depositary.

Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Offered Notes or portions thereof called for redemption on such date. The U.S. Trustee shall have no obligation to calculate any redemption price or applicable premium, if any.

Change of Control Repurchase Event

If a change of control repurchase event occurs with respect to the Offered Notes, unless we have exercised our right to redeem the Offered Notes as described above, we will be required to make an offer to each holder of the Offered Notes, to repurchase all or any part (in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof) of that holder’s Offered Notes, as the case may be, at a repurchase price in cash equal to 101% of the aggregate principal amount of such securities repurchased plus any accrued and unpaid interest on the securities repurchased to, but not including, the date of repurchase. Within 30 days following a change of control repurchase event or, at our option, prior to a change of control, but after the public announcement of the change of control, we will deliver a notice to each holder, with a copy to the U.S. Trustee, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase securities on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is sent. The notice shall, if sent prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on a change of control repurchase event occurring on or prior to the payment date specified in the notice. The Company will comply with the requirements of Rule 14e-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of Offered Notes as a result of a change of control repurchase event. To the extent that the provisions of any securities laws or regulations conflict with the change of control repurchase event provisions of the Offered Notes, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the change of control repurchase event provisions of the Offered Notes by virtue of such conflict.

On the repurchase date following a change of control repurchase event, the Company will, to the extent lawful:

(1)	accept for payment all Offered Notes or portions of Offered Notes properly tendered pursuant to its offer;

(2)	deposit with the U.S. Trustee an amount equal to the aggregate purchase price in respect of all Offered Notes or portions of Offered Notes properly tendered; and

(3)	deliver or cause to be delivered to the U.S. Trustee the Offered Notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of Offered Notes being purchased by the Company.

The U.S. Trustee will promptly deliver by wire transfer to each holder of Offered Notes properly tendered the purchase price for the Offered Notes accepted for purchase, and the U.S. Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new security equal in principal amount to any unpurchased portion of any Offered Notes surrendered; provided that each new security will be in a minimum denomination of US$2,000 and integral multiples of US$1,000 in excess thereof.

The Company will not be required to make an offer to repurchase any Offered Notes upon a change of control repurchase event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and such third party purchases all Offered Notes properly tendered and not withdrawn under its offer.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“below investment grade ratings event” means, with respect to the Offered Notes, on any day within the 60-day period (which period shall be extended so long as the rating of the Offered Notes is under publicly announced consideration for a possible downgrade by any of the rating agencies) after the earlier of (1) the occurrence of a change of control; or (2) public notice of the occurrence of a change of control or the intention by the Company to effect a change of control, the Offered Notes are rated below investment grade by at least two of three rating agencies if there are three rating agencies, or all of the rating agencies if there are less than three rating agencies. Notwithstanding the foregoing, a below investment grade ratings event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular change of control (and thus shall not be deemed a below investment grade ratings event for purposes of the definition of change of control repurchase event hereunder) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control shall have occurred at the time of the ratings event). The U.S. Trustee shall not be charged with knowledge of, or have any responsibility to monitor, the ratings of the Offered Notes or whether there has been a below investment grade ratings event.

“change of control” means the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act), other than the Company or its subsidiaries, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the Company’s voting stock or other voting stock into which the Company’s voting stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares.

“change of control repurchase event” means the occurrence of both a change of control and a below investment grade ratings event with respect to the Offered Notes.

“DBRS” means DBRS Limited.

“investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); a rating of BBB (low) or better by DBRS (or its equivalent under any successor rating categories of DBRS); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by the Company.

“Moody’s” means Moody’s Investors Service, Inc.

“rating agency” means (1) each of Moody’s, DBRS and S&P; and (2) if any of Moody’s, DBRS and S&P ceases to rate the Offered Notes or fails to make a rating of the Offered Notes publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act, selected by the Company (as certified by the Company’s Chief Executive Officer or Chief Financial Officer) as a replacement agency for Moody’s, DBRS and S&P, or all of them, as the case may be.

“S&P” means S&P Global Ratings Inc.

“voting stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The change of control repurchase event feature of the Offered Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Company could, in the future, enter into certain transactions, including asset sales, acquisitions, refinancings or other recapitalizations, that would not constitute a change of control repurchase event under the Offered Notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings on the Offered Notes.

The Company may not have sufficient funds to repurchase all of the Offered Notes upon a change of control repurchase event.

Further Issues

The Company may from time to time, without notice to or the consent of any registered holders, create and issue further notes ranking equally and ratably with the Offered Notes. Those further notes will have the same terms (except for the issue date, the offering price and, if applicable, the initial interest payment date) as to status, redemption or otherwise and will be consolidated and form a single series with the Offered Notes. If any further notes are not fungible with the Offered Notes for United States federal income tax purposes, such further notes will not have the same CUSIP number as the Offered Notes.

Modification and Waiver

The U.S. Indenture permits the Company and the U.S. Trustee, with the consent of the holders of not less than a majority in principal amount of Outstanding Securities (as defined in the U.S. Indenture) of the Offered Notes affected by the modifications, and the applicable required consent of any other series of Outstanding Securities affected by the modifications, to modify the U.S. Indenture or any supplemental indenture or the rights of the holders of such series, except that no such modification shall, without the consent of the holders of all such Outstanding Securities so affected thereby, (i) extend the fixed maturity of any Outstanding Security issued pursuant to the U.S. Indenture, reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any redemption premium thereon, or (ii) reduce the aforesaid percentage of Outstanding Securities necessary to modify the U.S. Indenture or any supplemental indenture.

The U.S. Indenture also permits the Company and the U.S. Trustee, without the consent of the holders of the Offered Notes, to enter into indentures supplemental to the U.S. Indenture for certain purposes, including (i) to change or eliminate any of the provisions of the U.S. Indenture; provided that any such change or elimination (A) shall neither (1) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (2) modify the rights of the holders of any such Security with respect to such provision or (B) shall become effective only when there is no such Security outstanding or (ii) to cure any ambiguity or to correct or supplement any provision contained in the U.S. Indenture or in any supplemental indenture which may be defective or inconsistent with any other provision contained in the U.S. Indenture or in any supplemental indenture, or to make such other provisions in regard to matters or questions arising under the U.S. Indenture as shall not adversely affect the interests of holders of Securities of any series issued pursuant to the U.S. Indenture.

The holders of at least a majority in principal amount of the Offered Notes can consent to waive compliance with certain provisions of the U.S. Indenture on behalf of the holders of all the Offered Notes.

Events of Default

An event of default (an “Event of Default”) with respect to the Offered Notes means any of the following events: default for 30 days in payment of interest on the Offered Notes; default in payment of principal (or premium, if any) on the Offered Notes; default by the Company in the performance of any of the other covenants or warranties in the U.S. Indenture relating to the Offered Notes which shall not have been remedied within a period of 90 days after notice by the U.S. Trustee or holders of at least 25% in aggregate principal amount of the Offered Notes then outstanding; or certain events of bankruptcy, insolvency or reorganization of the Company. The U.S. Indenture provides that the U.S. Trustee shall, with certain exceptions, notify the holders of Securities issued pursuant to the U.S. Indenture of Events of Default known to it and affecting that series within 90 days after occurrence. The U.S. Trustee is protected if it withholds notice of any default (except in the payment of principal of or interest or premium, if any, on Securities issued pursuant to the U.S. Indenture or the making of any mandatory sinking fund payment) to the holders so affected if the U.S. Trustee considers it in the interest of such holders to do so.

The U.S. Indenture provides that if an Event of Default with respect to the Offered Notes shall have occurred and be continuing, either the U.S. Trustee or the holders of at least 25% in aggregate principal amount of the Offered Notes then outstanding may declare the principal of all the Offered Notes to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest or premium, if any, on the Offered Notes) may be waived by the holders of a majority in principal amount of the Offered Notes then outstanding.

Subject to the provisions of the U.S. Indenture relating to the duties of the U.S. Trustee, in case an Event of Default with respect to the Offered Notes issued pursuant to the U.S. Indenture shall occur and be continuing, the U.S. Trustee shall be under no obligation to exercise any of the rights or powers in the U.S. Indenture at the request or direction of any of the holders of the Offered Notes, unless such holders shall have offered to the U.S. Trustee reasonable security or indemnity. Subject to such provisions for indemnification and certain limitations contained in the U.S. Indenture, the holders of a majority in principal amount of the Securities of each series issued pursuant to the U.S. Indenture affected by an Event of Default and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the U.S. Trustee under the U.S. Indenture in respect of that series. The U.S. Indenture requires the annual filing by the Company with the U.S. Trustee of a report as to compliance with certain covenants contained in the U.S. Indenture.

Restriction on Secured Debt

In respect of the Offered Notes, the Company has covenanted in the U.S. Indenture that if in the future it, or any of its Subsidiaries, shall secure any indebtedness for money borrowed, or any guarantees of such indebtedness, now or hereafter existing, by any mortgage, pledge, hypothec, lien, security interest, privilege, conditional sale or other title retention agreement or similar encumbrance (a “Mortgage”) on any present or future Railway Properties or on shares of stock of any Railroad Subsidiary of the Company (“Secured Debt”), the Offered Notes shall be secured by the Mortgage equally and ratably with such other indebtedness or guarantee thereby secured, unless, after giving effect to such creation, issuance, incurrence, assumption or guarantee, the sum of the aggregate amount of all outstanding Secured Debt of the Company and its Subsidiaries would not exceed an amount equal to 10% of the Consolidated Net Tangible Assets. For Secured Debt that provides for an amount less than the principal amount thereof to be due and payable upon the acceleration of its final maturity, the principal amount of the Secured Debt at any time its principal amount is measured shall be the principal amount due and payable on the Secured Debt if the Secured Debt were to be accelerated at that time.

The foregoing restriction on secured debt does not apply to and there shall be excluded from Secured Debt in any computation thereof: (i) any Mortgage created on Railway Properties acquired or constructed after the first date on which the series of Offered Notes were issued, within 180 days after the time of purchase or construction and commencement of full operation thereof, whichever is later, as security for the payment of any part of the purchase price or construction cost of such Railway Properties, (ii) in certain cases where the Company or any Subsidiary acquires Railway Properties subject to a pre-existing Mortgage or acquires a corporation with Railway Properties subject to such pre-existing Mortgage or acquires, merges with or is consolidated with a corporation whose shares or indebtedness are subject to a pre-existing Mortgage, (iii) to any conditional sales agreement or other title retention agreement with respect to Railway Properties acquired after the first date on which the Offered Notes were issued or (iv) in certain cases, to refundings or renewals of the foregoing or of any secured debt of the Company or any of its Subsidiaries outstanding as of the first date on which the Offered Notes were issued. As used in such covenant, the term “Railway Properties” means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines, and the term “Railroad Subsidiary” means a Subsidiary whose principal assets are Railway Properties. As used in the U.S. Indenture, the term “Subsidiary” means a corporation of which the majority of the outstanding voting shares is owned, directly or indirectly, by the Company or by one or more Subsidiaries of the Company; provided that no corporation shall become or shall be deemed to be a Subsidiary of the Company for purposes of the U.S. Indenture if, and so long as, the Company does not control such entity by reason of any law, regulation, executive order or other legal requirement, including, without limitation, pursuant to any voting trust or similar arrangement entered into in connection with the acquisition of such corporation by the Company pending regulatory approval of such acquisition, and the term “Consolidated Net Tangible Assets” means, at any date, the total amount of assets of the Company determined on a consolidated basis after deducting all liabilities due within one year, all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and all appropriate adjustments on account of minority interests of other persons holding stock of the Subsidiaries, as set forth or reflected on the most recent consolidated balance sheet of the Company.

Defeasance

The Company (a) will be discharged (“legal defeasance”) from any and all obligations in respect of the Offered Notes (except for certain obligations including the obligation to register the transfer or exchange of the Offered Notes, to replace destroyed, lost or stolen Offered Notes, to maintain paying agencies and to compensate and indemnify the U.S. Trustee) or (b) need not comply (“covenant defeasance”) with certain covenants including those described above under “Restriction on Secured Debt”, and certain Events of Default as specified in the U.S. Indenture (such as those arising out of the failure to comply with such covenants) will no longer constitute Events of Default with respect to the Offered Notes, in each case upon the irrevocable deposit with the U.S. Trustee, in trust, of money and/or securities of or guaranteed by the U.S. government or any agency or instrumentality thereof (or certificates evidencing an ownership interest therein) which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide cash at such times and in such amounts as will be sufficient (in the opinion of a certified public accounting firm) to pay the principal of (and premium on, if any) and the interest on the Offered Notes at Stated Maturity (as defined in the U.S. Indenture) or upon redemption in accordance with the terms of the Offered Notes (the “Defeasance Trust”). Such defeasances may be effected only if, among other things, (i) the Company has delivered to the U.S. Trustee an opinion of counsel to the effect that holders of the Offered Notes will not recognize income, gain or loss for United States federal or Canadian income tax purposes as a result of such defeasance and will be subject to tax in the same manner and at the same times as if such defeasance had not occurred and, in the case of legal defeasance pursuant to clause (a), indicating that a ruling to such effect has been received from or published by the U.S. Internal Revenue Service or that since the date of the U.S. Indenture there has been a change in applicable U.S. federal income tax law to such effect and (ii) the creation of the Defeasance Trust will not violate the United States Investment Company Act of 1940, as amended.

Global Securities

Upon original issuance, the Offered Notes will be represented by one or more global securities (the “Global Securities”) having an aggregate principal amount equal to that of the Offered Notes represented thereby. Each Global Security will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), as depositary, and registered in the name of Cede & Co. (or such other nominee as may be designated by DTC), as nominee of DTC. The Global Securities will bear legends regarding the restrictions on exchanges and registration of transfer thereof referred to below and any other matters as may be provided for by the U.S. Indenture.

DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants (as defined below) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Notwithstanding any provision of the U.S. Indenture or the Offered Notes described herein, no Global Security may be exchanged in whole or in part for Offered Notes registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than DTC or any nominee of DTC for such Global Security unless (i) DTC has notified the Company that it is unwilling or unable to continue as depositary for the Global Security or has ceased to be qualified to act as such as required pursuant to the U.S. Indenture or (ii) there shall have occurred and be continuing an Event of Default with respect to the Offered Notes represented by such Global Security.

All Offered Notes issued in exchange for a Global Security or any portion thereof will be registered in such names as DTC may direct.

As long as DTC, or its nominee, is the registered holder of a Global Security, DTC or such nominee, as the case may be, will be considered the sole owner and holder of such Global Security and the Offered Notes represented thereby for all purposes under the Offered Notes and the U.S. Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Offered Notes represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Offered Notes in exchange therefor and will not be considered to be the owners or holders of such Global Security or any Offered Notes represented thereby for any purpose under the Offered Notes or the U.S. Indenture. All payments of principal of and interest on a Global Security will be made to DTC or its nominee, as the case may be, as the holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with DTC or its nominee (“participants”) and to persons that may hold beneficial interests through participants or indirect participants. In connection with the issuance of any Global Security, DTC will credit, in its book-entry registration and transfer system, the principal amount of Offered Notes represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC’s participants and indirect participants, which include Euroclear and Clearstream. Payments, transfers, exchanges, notices and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by DTC from time to time. None of the Company or the U.S. Trustee or any of their respective agents will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments or notices on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation. All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not the cooperative. The cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.

Certain Notices

With respect to any Offered Notes represented by a Global Security, notices to be given to the holders of the Offered Notes will be deemed to have been fully and duly given to the holders when given to DTC, or its nominee, in accordance with DTC’s policies and procedures. The Company believes that DTC’s practice is to inform its participants of any such notice it receives, in accordance with its policies and procedures. Persons who hold beneficial interests in the Offered Notes through DTC or its direct or indirect participants may wish to consult with them about the manner in which notices and other communications relating to the Offered Notes may be given and received through the facilities of DTC. Neither the Company nor the U.S. Trustee will have any responsibility with respect to those policies and procedures or for any notices or other communications among DTC, its direct and indirect participants and the beneficial owners of the Offered Notes in global form.

With respect to any Offered Notes not represented by a Global Security, notices to be given to the holders of the Offered Notes will be deemed sufficient if mailed to the holders within the period prescribed for the giving of such notice.

Neither the failure to give any notice nor any defect in any notice given to a particular holder will affect the sufficiency of any notice given to another holder.

Risk Factors

Investment in the Offered Notes is subject to a number of risks. Before deciding whether to invest in the Offered Notes, prospective investors should carefully consider the information in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus, including, without limitation, the risks identified and discussed in the AIF and the 2023 MD&A of the Company which are incorporated by reference in this prospectus supplement.

Material U.S. Federal Income Tax Consequences

The following describes the material U.S. federal income tax consequences of the ownership and disposition of the Offered Notes to initial U.S. Holders (as defined below) purchasing the Offered Notes in this offering at the offering price for the Offered Notes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, revenue rulings, administrative pronouncements and judicial decisions, all as currently in effect and all as of the date hereof, any of which are subject to change, possibly on a retroactive basis. Moreover, this summary applies only to purchasers who hold Offered Notes as “capital assets” within the meaning of Section 1221 of the Code and does not describe all of the tax consequences that may be relevant to U.S. Holders in light of their special circumstances, including foreign, state, or local tax consequences and tax consequences arising under the alternative minimum tax and Medicare contribution tax, or to U.S. Holders subject to special rules, such as financial institutions, regulated investment companies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers or traders in securities, persons holding Offered Notes as part of a straddle or conversion or other integrated transaction for tax purposes, persons subject to special accounting rules under Section 451(b) of the Code, life insurance companies, tax-exempt entities or persons whose functional currency is not the U.S. dollar.

As used herein, the term “U.S. Holder” means a beneficial owner of an Offered Note that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any State thereof or the District of Columbia, or (iii) an estate or trust the income of which is subject to U.S. federal income tax regardless of its source.

Certain Contingent Payments. We will be obligated to make payments of additional amounts if we repurchase all or any of the Offered Notes upon the occurrence of a “Change of Control Repurchase Event,” as described under “Description of Offered Notes—Change of Control Repurchase Event.” We intend to take the position that the possibility of such payments does not result in the Offered Notes being treated as contingent payment debt instruments under the applicable Treasury regulations. Our position is not binding on the U.S. Internal Revenue Service (“IRS”). If the IRS takes a contrary position, you may be required to accrue interest income based upon a “comparable yield” (as defined in the Treasury regulations) determined at the time of issuance of the Offered Notes (which is not expected to differ significantly from the actual yield on the Offered Notes), with adjustments to such accruals when any contingent payments are made that differ from the projected payments based on the comparable yield. In addition, any income on the sale, exchange, retirement or other taxable disposition of the Offered Notes would be treated as interest income rather than as capital gain. You should consult your tax adviser regarding the tax consequences if the Offered Notes were treated as contingent payment debt instruments. The remainder of this discussion assumes that the Offered Notes are not treated as contingent payment debt instruments.

Interest on the Offered Notes. Interest accrued or received in respect of an Offered Note generally will be included in gross income as ordinary income at the time the interest accrues or is received in accordance with your usual method of accounting for U.S. federal income tax purposes. Interest income earned with respect to an Offered Note will constitute foreign-source income for U.S. federal income tax purposes for purposes of the rules regarding the foreign tax credit allowable to a U.S. Holder and will generally be “passive” income for purposes of computing the foreign tax credit limitation. The rules governing foreign tax credits are complex and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances.

Sale, Exchange or Retirement of the Offered Notes. Upon the sale, exchange or retirement of an Offered Note, you generally will recognize gain or loss equal to the difference between the amount realized (not including any amounts attributable to accrued and unpaid interest, which will be taxed as described under “Interest on the Offered Notes” above) and your tax basis in the Offered Note. Your tax basis in an Offered Note generally will be equal to the cost of the Offered Note. Gain or loss generally will be U.S.-source income for purposes of computing your foreign tax credit limitation. In addition, this gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement, you have held the Offered Note for more than one year. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with payments on the Offered Notes and the proceeds from a sale or other disposition of the Offered Notes. You may be subject to U.S. backup withholding on these payments if you fail to provide your taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding will be allowed as a credit against your federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in account maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisers regarding the application of this reporting requirement to their ownership of the Offered Notes.

Material Canadian Income Tax Consequences

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Income Tax Act”) generally applicable to the holders of the Offered Notes who acquire such notes as beneficial owners pursuant to this prospectus supplement who, for the purpose of the Income Tax Act, are not resident or deemed to be resident in Canada, hold their Offered Notes as capital property, are not “specified shareholders” of the Company or persons who do not deal at arm’s length with a “specified shareholder” of the Company for purposes of the “thin capitalization” rule contained in subsection 18(4) of the Income Tax Act, deal at arm’s length with the Company (and any transferee resident or deemed to be resident in Canada to whom the holder disposes of Offered Notes), do not receive any payment of interest (including any amounts deemed to be interest) on the Offered Notes in respect of a debt or other obligation to pay an amount to a person with whom the Company does not deal at arm’s length, do not use or hold and are not deemed to use or hold the Offered Notes in carrying on business in Canada and are not insurers that carry on an insurance business in Canada and elsewhere (the “Non-Resident Holders”). THIS SUMMARY IS GENERAL IN NATURE AND IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN TAX CONSEQUENCES. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISERS FOR ADVICE WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE OFFERED NOTES ARISING UNDER TAX LAWS OF ANY PROVINCE OR TERRITORY OF CANADA OR TAX LAWS OF ANY JURISDICTION OTHER THAN CANADA.

This summary does not address the possible application of the “hybrid mismatch arrangement” rules included in proposed amendments released by the Department of Finance Canada on April 29, 2022 (the “Proposed Amendments”) to a Non-Resident Holder (i) that disposes of an Offered Note to a person or entity with which it does not deal at arm's length or to an entity that is a “specified entity” (as defined in the Proposed Amendments) with respect to the Non-Resident Holder or in respect of which the Non-Resident Holder is a “specified entity”, (ii) that disposes of an Offered Note under, or in connection with, a “structured arrangement” (as defined in the Proposed Amendments), or (iii) in respect of which the Company is a “specified entity”. Such Non-Resident Holders should consult their own tax advisors.

This summary is based on the current provisions of the Income Tax Act, the regulations thereunder, our counsel’s understanding of the current administrative practice of the Canada Revenue Agency, and the current provisions of the international tax convention entered into by Canada and the United States, but does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative decisions or action, nor is it exhaustive of all possible Canadian federal income tax consequences. This summary takes into account all specific proposals to amend the Income Tax Act and the regulations thereunder announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted as proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. This summary does not take into account or consideration tax legislation of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of an Offered Notes including the Non-Resident Holders.

The Company is not required to withhold Canadian income tax from interest (including any amounts deemed to be interest) or principal or premium paid or credited by it on the Offered Notes to Non-Resident Holders, or from proceeds received by Non-Resident Holders on dispositions of the Offered Notes, including redemptions, payments on maturity or repurchases.

No other tax on income (including taxable capital gains) is payable in respect of the purchase, holding, redemption or disposition of the Offered Notes or the receipt of interest (including any amounts deemed to be interest), principal or any premium thereon by Non-Resident Holders with whom the Company deals at arm’s length. Under the Income Tax Act, related persons (as defined therein) are deemed not to deal at arm’s length and it is a question of fact whether persons not related to each other deal at arm’s length.

Underwriting

Subject to the terms and conditions set forth in the pricing agreement, dated the date of this prospectus supplement, between the Company and the underwriters named below, for whom BNP Paribas Securities Corp., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are acting as representatives, the Company has agreed to sell to each of the underwriters, and each of such underwriters has severally agreed to purchase, the principal amount of Offered Notes set forth opposite its name below:

Underwriters	Principal Amount of Offered Notes
BNP Paribas Securities Corp.	US$
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Total	US$

The pricing agreement provides that the obligations of the several underwriters to purchase the Offered Notes offered hereby are subject to certain conditions and that the underwriters will purchase all of the Offered Notes offered by this prospectus supplement if any of the Offered Notes are purchased.

We have been advised by the representatives that the underwriters propose to offer the Offered Notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at such prices less a concession not in excess of     % of the principal amount of the Offered Notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of     % of the principal amount of the Offered Notes to certain other dealers. After the initial public offering, the representatives of the underwriters may change the offering price and other selling terms.

We estimate that our expenses relating to this offering, excluding the underwriting commissions, will be approximately US$       million.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The Offered Notes are a new issue of securities with no established trading market. The Offered Notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the Offered Notes after completion of the offering, but will not be obligated to do so and may discontinue any market making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Offered Notes or that an active public market for the Offered Notes will develop. If an active public trading market for the Offered Notes does not develop, the market price and liquidity of the Offered Notes may be adversely affected.

In connection with the offering of the Offered Notes, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the Offered Notes in the open market to cover short positions or to stabilize the price of the Offered Notes. Any of these activities may stabilize or maintain the market price of the Offered Notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the Offered Notes. The underwriters will not be required to engage in these activities, and may end any of these activities without notice.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commission received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Offered Notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and others may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Each of the underwriters (each, a “Connected Underwriter”) is an affiliate of a bank which is a member of a syndicate of financial institutions that has made available to the Company a revolving credit facility. In addition, the Company has entered into bilateral letter of credit facility agreements with a number of the banks affiliated with the Connected Underwriters and is a party to an account receivables securitization program with a bank affiliated with a Connected Underwriter, under which $490 million of letters of credit was issued and no accounts receivable securitization borrowings were outstanding as at June 30, 2024. Accordingly, under applicable Canadian securities laws, the Company may be considered a “connected issuer” to the Connected Underwriters, within the meaning of National Instrument 33-105 – Underwriting Conflicts. The Company is not in default of its obligations to such financial institutions. The decision to issue the Offered Notes and the determination of the terms of the distribution were made through negotiation between the Company, on the one hand, and the underwriters, on the other hand. The banks of which the Connected Underwriters are respectively affiliates did not have any involvement in such decision or determination. The underwriters will not receive any benefit in connection with this offering other than a portion of the underwriting commissions payable by the Company under the offering.

We expect that delivery of the Offered Notes will be made to investors on or about the closing date specified on the cover page of this prospectus supplement, which will be the business day following the date of pricing of the Offered Notes (such settlement cycle being referred to as “T+ ”). Pursuant to 15c6-l under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Offered Notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Offered Notes initially will settle in T+ , to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Offered Notes who wish to trade the Offered Notes prior to the date that is one business day preceding the settlement date should consult their advisers.

Selling Restrictions

Each underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Canada, any of the Offered Notes in violation of the securities laws of any province or territory of Canada.

Notice to Prospective Investors in the European Economic Area/Prohibition of Sales to European Economic Area Retail Investors

The Offered Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Offered Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Offered Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of Offered Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Offered Notes. This prospectus supplement and the accompanying prospectus is not a prospectus for the purposes of the Prospectus Regulation.

Prohibition of Sales to United Kingdom Retail Investors

The Offered Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Offered Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Offered Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of Offered Notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of the Offered Notes. This prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the UK Prospectus Regulation or the FSMA.

Notice to Prospective Investors in the United Kingdom

In addition, in the UK, this prospectus supplement and the accompanying prospectus are being distributed only to, and is directed only at qualified investors within the meaning of Article 2 of the UK Prospectus Regulation who are, (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), and/or (ii) high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order, which persons together we refer to in this prospectus supplement as “relevant persons.” Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the UK. This prospectus supplement and the accompanying prospectus must not be acted on or relied on in the UK by persons who are not relevant persons. In the UK, any investment or investment activity to which this prospectus supplement and the accompanying prospectus relate is only available to, and will be engaged in with, relevant persons only.

Notice to Prospective Investors in Hong Kong

No Offered Notes may be offered or sold in Hong Kong, by means of any document, other than: (i) to “professional investors” (as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”)) and any rules made thereunder; or (ii) in other circumstances which do not result in the document being a “prospectus” (as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Offered Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been or will be issued other than with respect to the Offered Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as defined in the SFO) and any rules made thereunder.

Notice to Prospective Investors in Japan

The Offered Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The Offered Notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Offered Notes may not be circulated or distributed, nor may the Offered Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Singapore SFA Product Classification – Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Offered Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Taiwan

The Offered Notes have not been and will not be registered with, or filed with, or approved by, the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”) and/or any other regulatory authorities of Taiwan, pursuant to relevant securities laws and regulations and may not be offered, issued or sold in Taiwan through a public offering or in any manner which would constitute an offer or a solicitation of an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations of Taiwan or would otherwise require registration with, filing with, or the approval of the Financial Supervisory Commission of Taiwan and/or any other regulatory authorities of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Offered Notes in Taiwan.

Notice to Prospective Investors in Switzerland

This prospectus supplement and the accompanying prospectus are not intended to constitute an offer or solicitation to purchase or invest in the Offered Notes. The Offered Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and no application has or will be made to admit the Offered Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the Offered Notes constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement, the accompanying prospectus, nor any other offering or marketing material relating to the Offered Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Legal Matters

Certain legal matters will be passed upon for the Company by Stikeman Elliott LLP, with respect to matters of Canadian federal and Quebec laws. The validity of the Offered Notes will be passed upon for the Company by Davis Polk & Wardwell LLP, New York, New York. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York. Davis Polk & Wardwell LLP and Cravath, Swaine & Moore LLP may rely on the opinion of Stikeman Elliott LLP as to all matters of Canadian federal and Quebec laws.

As of the date hereof, the partners and associates of Davis Polk & Wardwell LLP, as a group, and the partners and associates of Cravath, Swaine & Moore LLP, as a group, and the partners and associates of Stikeman Elliott LLP, as a group, each beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

Independent Auditors

KPMG LLP, Montréal, Quebec, is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of the Company on the consolidated balance sheets of the Company as of December 31, 2023 and 2022 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2023 and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2023, incorporated by reference in this prospectus supplement and the accompanying prospectus. KPMG LLP have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 2, 2024

CANADIAN NATIONAL RAILWAY COMPANY
Debt Securities

Canadian National Railway Company (the “Company”) may offer and issue from time to time unsecured debt securities (the “Securities”) in one or more series under this short form base shelf prospectus during the 25-month period that this prospectus, including any amendments thereto, remains valid.

This prospectus does not qualify the issuance of debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items.

The specific terms of any offering of Securities will be set forth in one or more prospectus supplements (each, a “prospectus supplement”) including, where applicable, the title of the Securities, any limit on the aggregate principal amount of the Securities, the maturity date of the Securities, whether payment on the Securities will be senior or subordinated to the Company’s other liabilities and obligations, whether the Securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights attach to the Securities, whether the Company may redeem the Securities at its option and any other specific terms. The Company reserves the right to include in a prospectus supplement specific variable terms pertaining to the Securities that are not within the descriptions set forth in this prospectus.

As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below). See “Well-Known Seasoned Issuer”. All shelf information permitted under applicable laws, including under the WKSI Blanket Orders, to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

Unless otherwise specified in the applicable prospectus supplement, each issue of Securities will be a new issue of Securities with no established trading market. There is currently no market through which the Securities may be sold and purchasers may not be able to resell the Securities purchased under this prospectus and the prospectus supplement relating to such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation.

In this prospectus, unless the context otherwise indicates, the “Company” refers to Canadian National Railway Company and its subsidiaries.

i

All dollar amounts referred to in this prospectus are expressed in Canadian dollars and have been prepared in accordance with United States generally accepted accounting principles (GAAP) unless otherwise specifically noted.

The Company is a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of all the provinces and territories of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein or in any applicable prospectus supplement.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is a Canadian corporation, that a majority of its officers and directors are residents of Canada, that the underwriters may be residents of Canada, that experts named in the registration statement are residents of Canada and that a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforcement of Civil Liabilities under the U.S. Federal Securities Laws”.

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any U.S. state securities regulator nor has the SEC or any U.S. state securities regulator passed upon the accuracy or adequacy of this prospectus or any applicable prospectus supplement. Any representation to the contrary is a criminal offense.

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this prospectus and in the documents incorporated by reference herein, including the applicable prospectus supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.

The Company’s head office is located at 935 de La Gauchetière Street West, Montréal, Quebec H3B 2M9.

ii

table of contents

Documents Incorporated by Reference

Information has been incorporated by reference into this prospectus from documents filed with securities commissions or similar authorities in Canada. The following documents, filed with the securities commission or other similar authority in each of the provinces and territories of Canada, are incorporated by reference into, and form an integral part of, this prospectus:

(1)	the Annual Information Form of the Company dated January 31, 2024 for the year ended December 31, 2023 (the “AIF”);

(2)	the Company’s audited consolidated financial statements as at and for the years ended December 31, 2023 and 2022 and the notes related thereto, together with the Report of Independent Registered Public Accounting Firm thereon and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023;

(3)	the Company’s Management’s Discussion and Analysis related to the year ended December 31, 2023 (the “2023 MD&A”); and

(4)	the Company’s management information circular dated March 4, 2024 prepared in connection with the Company’s annual meeting of shareholders to be held on April 26, 2024.

Any document of the type referred to in the preceding paragraph or required to be incorporated by reference herein pursuant to National Instrument 44-101 – Short-Form Prospectus Distributions (excluding confidential material change reports, if any) filed by the Company with securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this prospectus and prior to the completion or withdrawal of any offering under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form and the related annual financial statements being filed by the Company with, and, where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, management’s discussions and analysis and material change reports filed prior to the commencement of the Company’s fiscal year with respect to which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder. Upon interim financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the currency of this prospectus, all interim financial statements and the accompanying management’s discussion and analysis filed prior to such new interim consolidated financial statements and accompanying management’s discussion and analysis shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of the Securities hereunder. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable securities regulatory authorities during the currency of this prospectus, the previous management information circular filed in respect of the prior annual meeting of shareholders shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of the Securities hereunder.

A prospectus supplement containing the specific terms in respect of any Securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to the Securities will be delivered to prospective purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement, but only for purposes of the offering of such Securities covered by that prospectus supplement.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montréal, Quebec, H3B 2M9 (telephone: (514) 399-7091), and are also available electronically at www.sedarplus.ca.

Available Information

In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, the Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The reports and other information that the Company files with or furnishes to the SEC may be accessed at www.sec.gov.

The Company has filed with the SEC a Registration Statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “Securities Act”), with respect to the Securities and of which this prospectus is a part. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.

Statement Regarding Forward-Looking Information

Certain information included in this prospectus and the documents incorporated by reference herein are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to the Company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements relating to revenue growth opportunities, including those referring to general economic and business conditions; statements relating to the Company’s ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending; and statements relating to pension contributions. Forward-looking statements could further be identified by the use of terminology such as the Company “believes”, “expects”, “anticipates”, or “assumes”, or references to “outlook”, “plans”, “targets” or other similar words. Such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States, including its Annual Information Form and Form 40-F. See the section of this prospectus entitled “Risk Factors” and the documents incorporated by reference herein.

Forward-looking statements reflect information as of the date on which they are made. The Company assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event the Company does update any forward-looking statement, no inference should be made that the Company will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

The Company

The Company is engaged in the rail and related transportation business. The Company’s network of 18,800 route miles of track spans Canada and the United States of America (U.S.), connecting Canada’s Eastern and Western coasts with the U.S. South. The Company’s extensive network and efficient connections to all Class I railroads provide its customers access to Canada, the U.S. and Mexico. Essential to the economy, to the customers, and to the communities it serves, the Company safely transports more than 300 million tons of cargo annually, serving exporters, importers, retailers, farmers and manufacturers. The Company and its affiliates have been contributing to community prosperity and sustainable trade since 1919. The Company is committed to programs supporting social responsibility and environmental stewardship. The Company’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations.

Additional information about the Company’s business is included in the documents incorporated by reference into this prospectus.

The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montréal, Quebec, H3B 2M9, and its telephone number is 1-888-888-5909. The Company’s common shares are listed for trading on the Toronto Stock Exchange under the symbol “CNR” and the New York Stock Exchange under the symbol “CNI”.

Use of Proceeds

Except as may otherwise be set forth in a prospectus supplement, the net proceeds from the sale of Securities will be used for general corporate purposes, which may include the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of the Company as at December 31, 2023. The consolidated capitalization of the Company does not give effect to the issuance of Securities that may be issued pursuant to this prospectus and any prospectus supplement, since the aggregate principal amounts and terms of such Securities are not presently known.

The data in the table below is derived from, and should be read in conjunction with, the Company’s audited consolidated financial statements as at and for the years ended December 31, 2023 and 2022 and the notes related thereto, incorporated by reference in this prospectus. There has been no material change in the share and loan capital of the Company since December 31, 2023.

As at December 31, 2023
in millions
Current portion of long-term debt	$2,340
Operating lease liabilities included within Accounts payable and other	117
Long-term debt	16,133
Operating lease liabilities	298
Total debt	$18,888
Shareholders’ equity
Common shares	3,512
Common shares in Shares trusts	(144)
Additional paid-in capital	373
Accumulated other comprehensive loss	(2,279)
Retained earnings	18,655
Total shareholders’ equity	20,117
Total capitalization	$39,005

Earnings Coverage Ratio

The following earnings coverage ratio is calculated for the twelve-month period ended December 31, 2023 and gives effect to the issuance of all long-term debt of the Company and repayment or redemption thereof since the beginning of such twelve-month period, as if such transactions had occurred on the first day of such twelve-month period. This earnings coverage ratio does not give effect to the issuance of any Securities that may be issued pursuant to this prospectus and any prospectus supplement, since the aggregate principal amounts and the terms of such Securities are not presently known.

Twelve months ended December 31, 2023
Earnings coverage ratio	9.2 times

Earnings coverage ratio is equal to net income before interest and income taxes divided by interest expense on all debt. This ratio does not purport to be indicative of earnings coverage ratios for any future period.

The Company’s interest expense requirements would have amounted to approximately $784 million for the twelve-month period ended December 31, 2023. The Company’s net income before interest and income taxes for the twelve-month period ended December 31, 2023 was $7,210 million, which is 9.2 times the Company’s interest expense requirements for the applicable period.

If the Company offers Securities having a term to maturity in excess of one year under this prospectus and a prospectus supplement, the prospectus supplement will include earnings coverage ratios giving effect to the issuance of such Securities and will reflect such other adjustments as may be required by applicable Canadian securities law requirements.

Description of Securities

The following description sets forth certain general terms and provisions of the Securities. The Company may issue Securities either separately, or together with or upon the conversion of or in exchange for other securities. The particular terms and provisions of each series of Securities the Company may offer will be described in greater detail in the related prospectus supplement which may provide information that is different from this prospectus. The Company reserves the right to include in a prospectus supplement specific variable terms pertaining to the Securities that are not within the descriptions set forth in this prospectus. Senior Securities of the Company may be issued under a senior indenture dated as of July 12, 2013, between the Company and BNY Trust Company of Canada, as trustee (the “Canadian Senior Indenture”), or under a senior indenture dated as of June 1, 1998, as amended and supplemented, between the Company and The Bank of New York Mellon, as trustee (the “U.S. Senior Indenture” and together with the Canadian Senior Indenture, the “Senior Indentures”). Senior Securities issued under the Canadian Senior Indenture will not be offered or sold to persons in the United States. Subordinated Securities may be issued under a subordinated indenture, dated as of June 23, 1999, as amended and supplemented, between the Company and BNY Trust Company of Canada, as trustee (the “Subordinated Indenture”). Securities may also be issued under new indentures between the Company and a trustee or trustees as will be described in a prospectus supplement for such Securities. The Senior Indentures and the Subordinated Indenture are sometimes referred to collectively as the “indentures”, and the trustees under the indentures are sometimes referred to collectively as the “trustees”.

The following summary of certain provisions of the indentures and the Securities is not meant to be complete and is subject to and qualified in its entirety by the detailed provisions of the indentures. For more information, you should refer to the full text of the indentures and the Securities, including the definitions of certain terms not defined herein, and the related prospectus supplement. Prospective investors should rely on information in the prospectus supplement if it is different from the following information.

Unless otherwise indicated, references to the “Company” in this description of Securities are to Canadian National Railway Company but not to any of its subsidiaries.

General

The indentures do not limit the aggregate principal amount of Securities the Company may issue and do not limit the amount of other indebtedness the Company or any of its subsidiaries may incur. The Company may issue Securities from time to time in separate series. Securities may also be issued pursuant to a medium-term note program. Unless otherwise specified in a prospectus supplement,

•	Securities will be unsecured obligations of the Company;

•	senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company; and

•	subordinated Securities will be subordinate, in right of payment, to all senior indebtedness (as defined in the Subordinated Indenture).

The Company conducts a substantial portion of its operations through its subsidiaries. Claims of creditors of the Company’s subsidiaries generally have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of the Company, including holders of the Securities. The Securities therefore will effectively be subordinated to creditors of the Company’s subsidiaries. The Securities will also be subordinated to any liabilities of the Company that are secured by any of the Company’s assets including, without limitation, those under capital leases.

A prospectus supplement will describe the terms of any series of Securities the Company may offer and may include the following:

•	the title of the Securities;

•	any limit on the aggregate principal amount of Securities that may be issued;

•	the date(s) of maturity and the portion (if less than all of the principal amount) of the Securities to be payable upon declaration of acceleration of maturity;

•	the ranking of the Securities relative to our other liabilities and obligations;

•	whether the Securities are to be issued at an original issue discount;

•	the rate(s) of interest, if any, or the method of calculation, the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record date(s) for interest payments or the method for determining such date(s);

•	the covenants applicable to the Securities;

•	any mandatory or optional sinking fund or analogous provisions;

•	the date(s), if, any, and the price(s) at which the Company is obligated, pursuant to any special mandatory redemption provisions or otherwise, to redeem, or at a holder’s option to purchase, such series of Securities and other related terms and provisions;

•	the currency or currencies of any payments to be made on the Securities;

•	the period(s) within which, the price(s) at which, and the terms upon which, the Securities may be redeemed, in whole or in part, at the option of the Company;

•	whether or not the Securities will be issued in global form, their terms and the depositary;

•	the terms upon which a global note may be exchanged in whole or in part for other Securities;

•	the terms, if any, under which the Securities are convertible into common shares or any other security of the Company; and

•	any other terms of the series of Securities.

In addition to new issues of Securities, this prospectus may be used in connection with the remarketing of outstanding Securities, in which case the terms of the remarketing and of the remarketed Securities will be set forth in the prospectus supplement.

Conversion or Exchange of Securities

If applicable, the prospectus supplement will set forth the terms on which a series of Securities may be converted into or exchanged for other securities of the Company. These terms will include whether conversion or exchange is mandatory, or is at the option of the holder or of the Company. The Company will also describe in the prospectus supplement how it will calculate the number of securities that holders of Securities would receive if they convert or exchange their Securities.

Events of Default

Under the indentures, an “event of default” with respect to any series of Securities includes any of the following:

•	failure to pay any principal or premium, when due;

•	failure to pay any interest when due, and this failure continues for 30 days;

•	failure to pay any sinking fund installment when due;

•	failure to perform any covenant or agreement relating to the Securities or in the applicable indenture, and the failure continues for 90 days (60 days in the case of series of Securities issued under the Subordinated Indenture) after written notice by the trustee or by holders of at least 25% in aggregate principal amount outstanding;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default provided for that series of Securities.

If an event of default occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding Securities of any series affected by the default, may notify the Company (and the trustee, if notice is given by the holders) and declare that the unpaid principal is due and payable immediately. However, subject to certain conditions, the holders of a majority in aggregate principal amount of the Securities of the affected series can rescind and annul this declaration for accelerated payment. The Company will furnish the trustees with an annual certificate as to compliance with certain covenants contained in the particular indenture.

No event of default with respect to any particular series of securities necessarily constitutes an event of default with respect to any other series of securities. In particular, for each series of securities originally issued prior to November 20, 2012 under the Senior Indentures, an “event of default” also includes the failure to pay principal when due, or acceleration, of any indebtedness of the Company in an aggregate principal amount exceeding $75 million, and such acceleration is not rescinded or annulled within 30 days after written notice by the trustee or holders of at least 25% in aggregate principal amount outstanding. In addition, for each series of securities originally issued prior to November 20, 2012, an event of default occurs upon the failure to perform any covenant or agreement relating to the securities or in the applicable indenture if the failure continues for 60 days instead of the 90 days for the Securities.

Subordinated Securities

The terms of a series of subordinated Securities will be set forth in the relevant indenture and the prospectus supplement. The subordinated Securities will be unsecured obligations of the Company and will be subordinate in right of payment to Securities issued under the Senior Indentures and certain other indebtedness of the Company.

Satisfaction and Discharge of Indentures

The Company may terminate its obligation with respect to a series of Securities under the indentures if:

•	all the outstanding Securities of a series have been delivered to the trustee for cancellation;

•	the Company has paid all sums it is required to pay under the respective indenture; or

•	the Company deposits with the trustee, in trust, sufficient funds, or governmental securities, to cover payments due on all Securities of such series for principal, premium, if any, and interest and any other sums due under the applicable indenture to the stated maturity date or a redemption date of the Securities.

Such defeasance is subject to the Company meeting certain conditions set forth in the indentures.

Modification and Waiver

The Company and the trustees may modify or amend the indentures by obtaining approval by the holders of at least a majority of the aggregate principal amount of the outstanding Securities of each series that is affected. However, certain changes cannot be made without the consent of the holders of all outstanding Securities affected by such changes. In particular, the holders of all outstanding Securities so affected must consent to changes in:

•	the stated maturity date;

•	the principal, premium, or interest payments, if any;

•	the place or currency of any payment;

•	the rights of holders to enforce payment;

•	the percentage in principal amount of outstanding Securities of any series, the consent of whose holders is needed to modify, amend or waive certain provisions of the indentures or certain defaults; or

•	if applicable, the subordination provisions.

Except as otherwise specified for a series of Securities, the holders of at least a majority in aggregate principal amount of the outstanding Securities of any series issued can waive, or cause the trustees, on behalf of the holders of the entire series, to waive compliance with certain provisions of the relevant indenture. In addition, holders of at least a majority in principal amount of the outstanding Securities of a series can consent to, or cause the trustees to waive any past default under the relevant indentures, except for the following:

•	a default in any payments due under the relevant indenture; and

•	a default under an indenture provision that can be modified or amended only with the consent of each holder of an outstanding series of Securities.

For each series of securities originally issued under the U.S. Senior Indenture prior to November 20, 2012, consent of the holders of at least 662/3 in aggregate principal amount of the outstanding securities of that series is required for modifications, amendments or waivers.

Consolidation, Merger and Sale of Assets

Each indenture provides that the Company may consolidate, amalgamate or merge with or into any other corporation or sell, convey or lease all or substantially all of its property to any other corporation authorized to acquire and operate the same; provided that upon any such consolidation, amalgamation, merger, sale, conveyance or lease, (i) the successor entity (if other than the Company) is organized under the laws of a Canadian or U.S. jurisdiction; (ii) the payment of the principal and premium, if any, and interest on all of the Securities according to their terms, and the performance of all the covenants and conditions under that indenture to be performed by the Company, shall be expressly assumed, by supplemental indenture satisfactory to the relevant trustee, by the corporation (if other than the Company) formed by such consolidation or amalgamation, or into which the Company shall have been merged, or by the corporation which shall have acquired or leased such property; and (iii) no event of default or event that could give rise to an event of default will have occurred and be continuing.

Restrictions on Secured Debt

The Company has covenanted in the Senior Indentures that it will not, nor will it permit a subsidiary to, create, issue, incur, assume or guarantee, any indebtedness for money borrowed, or guarantees of such indebtedness, now or hereafter existing which is secured by any mortgage, pledge, hypothec, lien, security interest, privilege, conditional sale or other title retention agreement or similar encumbrance (a “Mortgage”) on any present or future Railway Properties of the Company or on any shares of stock of any Railroad Subsidiary (“Secured Debt”), without first making effective provision whereby all outstanding Securities issued thereunder shall be secured by the Mortgage equally and ratably with such other indebtedness or guarantee thereby secured unless, after giving effect to such creation, issuance, incurrence, assumption or guarantee, the sum of the aggregate amount of all outstanding Secured Debt of the Company and its subsidiaries would not exceed an amount equal to 10% of the Consolidated Net Tangible Assets. For Secured Debt that provides for an amount less than the principal amount thereof to be due and payable upon the acceleration of its final maturity, the principal amount of the Secured Debt at any time its principal amount is measured shall be the principal amount due and payable on the Secured Debt if the Secured Debt were to be accelerated at that time. The negative pledge covenant is also subject to certain exceptions. For example, this restriction excludes any Mortgage upon Railway Properties existing or created at the time the Railway Properties are acquired, or Mortgages existing on the shares or to secure indebtedness of a corporation at the time such corporation becomes a subsidiary, and any extension, renewal or replacement of any such Mortgage. As used in such covenant, the term “Railway Properties” means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines; the term “Railroad Subsidiary” means a subsidiary whose principal assets are Railway Properties; the term “subsidiary”, subject to certain exceptions, means a corporation a majority of the outstanding voting shares of which are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company, or by the Company and one or more subsidiaries of the Company; and the term “Consolidated Net Tangible Assets” means, at any date, the total amount of assets of the Company determined on a consolidated basis after deducting all liabilities due within one year, all goodwill, trade names, trademarks, patents, unamortized debt discount and expenses and other like intangibles and all appropriate adjustments on account of minority interests of other persons holding stock of the subsidiaries, as set forth or reflected on the most recent consolidated balance sheet of the Company. The 10% of the Consolidated Net Tangible Assets exclusion does not apply in the case of series of securities originally issued under the Senior Indentures prior to November 20, 2012.

Risk Factors

Investment in the Securities is subject to a number of risks. Before deciding whether to invest in any Securities, prospective investors should carefully consider the information contained in, or incorporated by reference in, this prospectus, including, without limitation, the risks identified and discussed in the AIF and the 2023 MD&A of the Company which are incorporated by reference in this prospectus and those described or incorporated by reference in a prospectus supplement relating to a specific offering of Securities.

Taxation

The applicable prospectus supplement will describe the material Canadian and United States federal income tax consequences to an initial investor acquiring the Securities, including whether payments of principal, premium, if any, and interest in respect of the Securities will be subject to Canadian non-resident withholding tax and any such consequences relating to Securities payable in a currency other than United States dollars, Securities that are issued at an original issue discount or subject to early redemption or other special terms.

Legal Matters

Unless otherwise specified in the prospectus supplement relating to a particular offering of Securities, certain legal matters will be passed upon for the Company by Stikeman Elliott LLP. The validity of Securities governed by New York law will be passed upon for the Company by Davis Polk & Wardwell LLP, New York, New York. Davis Polk & Wardwell LLP may rely on the opinion of Stikeman Elliott LLP as to all matters of Canadian federal and Quebec laws.

Enforcement of Judgments Against Foreign Persons

Jo-ann dePass Olsovsky, Denise Gray, Justin M. Howell, David Freeman and Robert Knight, directors of the Company, reside outside of Canada. They have appointed Canadian National Railway Company, 935 de La Gauchetière Street West, Montréal, Quebec H3B 2M9, attention Corporate Secretary, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

WELL-KNOWN SEASONED ISSUER

On December 6, 2021, the securities regulatory authorities in each of the provinces of Canada each independently adopted a series of mostly harmonized blanket orders, including DÉCISION No 2021-PDG-0066 Décision générale relative à une dispense de certaines obligations du régime de prospectus préalable au bénéfice d’émetteurs établis bien connus of the Autorité des marchés financiers (General Order relating to an Exemption from Certain Prospectus Requirements for Well-Known Seasoned Issuers) (together with the equivalent local blanket orders in each of the other provinces of Canada, as extended, amended or varied as of the date hereof, collectively, the “WKSI Blanket Orders”) in order to reduce regulatory burden for certain large, established reporting issuers with strong disclosure records associated with certain prospectus requirements under NI 44-101 – Short Form Prospectus Distributions and National Instrument 44-101 – Shelf Distributions. The WKSI Blanket Orders came into force on January 4, 2022 and allow “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Company has determined that it meets the criteria to qualify as a “well-known seasoned issuer” as such term is defined in the WKSI Blanket Orders.

Independent Auditors

KPMG LLP, Montréal, Quebec, is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of the Company on the consolidated balance sheets of the Company as of December 31, 2023 and 2022 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2023 and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2023, incorporated by reference in this prospectus. KPMG LLP have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

Enforceability of Civil Liabilities Under the U.S. Federal Securities Laws

The Company is a Canadian company and is governed by the laws of Canada. A substantial portion of its assets are located outside the United States and a majority of its officers and directors and of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon the Company and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Company and such directors, officers or experts under the United States federal securities laws. The Company has been advised by its Senior Vice-President and Chief Legal Officer that there is doubt as to the enforceability in a Canadian court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

Documents Filed As Part of the Registration Statement

The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus is a part: (i) the documents listed in the first paragraph under “Documents Incorporated by Reference”; (ii) the consent of KPMG LLP, independent registered public accounting firm; (iii) powers of attorney from directors and officers of the Company; (iv) the U.S. Senior Indenture, the Canadian Senior Indenture and the Subordinated Indenture; and (v) Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York Mellon, as trustee under the U.S. Senior Indenture.

US$

Canadian National Railway Company

US$      % Notes due 20

PRELIMINARY PROSPECTUS SUPPLEMENT , 2024

Joint Book-Running Managers

BNP PARIBAS

J.P. Morgan

Wells Fargo Securities